EXHIBIT 12(a)(8)
                                                           Exhibit (a)(8)






Press Release November 8, 2000


ND Holdings Announces Results for Third Quarter 2000

MINOT, N.D., Nov 8, 2000 /PRNewswjre via COMTEX/ -- ND Holdings Inc.
(OTC Bulletin Board: NDHI), a mutual fund and financial services company, today reported revenues for the third quarter of $2,158,754, an increase of 62 percent over revenues of $1,329,665 during the same period in 1999. Revenues for the first nine months of 2000 were $5,247,588, compared to $3,633,487 for the comparable period of 1999.

Earnings were down, with income of $9,037 for the third quarter, compared to income of $122,076 during the same period in 1999. Diluted earnings per share for the quarter ending September 30, 2000 were $.00 (zero), compared to a gain of $.02 per share for the same period in 1999. The company recorded income of $44,654 (.01 per share) for the first nine months of 2000, compared to a loss of $118,153 ($.02 per share) during the first nine months of 1999.

ND Holdings, Inc. has assets under management of $339 million and is publicly traded over the OTC Bulletin Board under the symbol NDHI. With its subsidiaries, ND Capital, ND Management, ND Resources, and Ranson Capital Corporation, the firm sponsors, manages, and advises nine mutual funds. These include state-specific tax-exempt municipal bond funds in Montana, North Dakota, South Dakota, Nebraska, Kansas, and Oklahoma. The firm also sponsors two equity funds of funds that invest in stock mutual funds managed by other firms. NDHI also owns ARM Securities Corporation, a broker-dealer with mutual fund and annuity distribution in several Midwest states and California.

SOURCE ND Holdings, Inc.

CONTACT INFORMATION: Robert Walstad of ND Holdings, Inc., 701-852-5292; or ErickKanter, 703-534-2150, for ND Holdings, Inc./

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